[Company Letterhead]

April 3, 2006

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	BWAY Corporation
Form 10-K for the Fiscal Year Ended October 2, 2005
Form 10-Q for the Fiscal Quarter Ended January 1, 2006
File No. 001-12415

Dear Mr. Cash:

We are in receipt of your letter dated March 20, 2006 regarding comments on our letter dated March 16, 2006 in response to previous comment letters from the Staff dated February 17, 2006 and March 2, 2006.

You wrote:

Prior Comment No. 2:

We have read your response to prior comment two. However, the subsequent discovery of an improperly valued liability that you assumed in the NAMPAC purchase does not extend the allocation period for determining the fair value of liabilities assumed beyond the one year period. Therefore, any costs exceeding those amounts you recorded as liabilities assumed in purchase accounting should be included in the determination of net income in the period in which the adjustment was discovered and not goodwill. In this regard, please revise your financial statements for the fiscal quarter ended January 1, 2006 to record the cost of the accrued vacation in your results of operations for that period.

Our response:

In an attempt to clarify what we perceive is a misunderstanding of this issue, we explain below in greater detail how we determined the accounting treatment of the error correction, which we continue to believe is appropriate. If the Staff has further questions after reviewing our response, we would welcome a conversation with the Staff to address its questions.

Background

On July 7, 2004, we acquired NAMPAC in a stock purchase transaction from a privately held holding company. As part of the purchase price allocation, we assigned values to assets acquired and liabilities assumed in accordance with SFAS 141.

One of the liabilities we assumed was accrued vacation. As part of our due diligence, we inquired of the seller regarding the policy for hourly vacation, and we were informed that NAMPAC did not have an “earn-in-arrears” policy for the hourly workforce (e.g. if all hourly employees were terminated as of the acquisition date, they would only be paid for vacation earned through the acquisition date less any vacation taken to date).

Mr. John Cash

United States Securities and Exchange Commission

April 3, 2006

At the time of the NAMPAC acquisition, the majority of our facilities were on an automated time keeping system, which is integrated with our payroll system. We began implementing the automated time keeping system at the NAMPAC facilities beginning in the fourth quarter of calendar 2005. Since the time keeping system is integrated with the payroll system, we had to program pay rules to facilitate this integration. The pay rules were initially programmed based on our understanding from the seller’s representations of the hourly vacation policy, which the division level management believed were valid.

Prior to the integration, supervisors manually tabulated time sheets, which were then provided to the payroll department to input into the payroll system. During the dual testing process of comparing the output from the automated pay rules with the manually tabulated time sheets and actual payrolls, it was determined that actual pay practices differed from our understanding. Through follow-up discussions with plant management, it was revealed that the vacation liability for hourly employees should be based on the earn-in-arrears policy that was actually in place. We do not believe, however, that the seller intentionally failed to disclose or misrepresented its vacation policy for hourly employees but simply was unaware that their actual pay practices created a de facto earn-in-arrears policy. The situation resulted in an error based on the misinformation of facts that existed at the acquisition date.

After the error was discovered, we determined what the liability should have been at January 1, 2006, as well as at each balance sheet date by quarter back to the acquisition date, to determine the materiality of the error on our previously issued financial statements. As discussed below, we determined that the impact of this error was immaterial to previously issued financial statements and restatement of those financial statements was not required.

We learned of this error prior to filing our 10-Q for the fiscal quarter ended January 1, 2006 and, as discussed below, recorded the accrued vacation liability as an adjustment to goodwill as of that balance sheet date.

Discussion of Accounting Literature

Our first determination was the classification of the accounting change (e.g. correction of an error, change in estimate, etc). We looked to APB 20 for guidance and it was clear that the change was a correction of an error from paragraph 13, which states, in part, “Errors in financial statements result from . . . oversight or misuse of facts that existed at the time the financial statements were prepared.” Paragraph 36 of that opinion indicates that a correction of an error should be reported as a prior period adjustment. In addition, paragraph 38 relates to materiality and states “Materiality should be considered in relation to both the effects of each change separately and the combined effect of all changes.”

SFAS 141 distinguishes between preacquisition contingencies and other liabilities. “Preacquisition contingencies” and “liabilities and accruals” are discussed in paragraphs 37(l) and 37(j) of SFAS 141, respectively. The situation we are discussing herein relates to a paragraph 37(j) liability and not a paragraph 37(l) preacquisition contingency. Since we corrected an error related to an accrued liability and not a preacquisition contingency, we do not believe the allocation period is relevant to the accounting in this circumstance.

To determine if it was necessary to restate our previously issued financial statements for the error correction, we performed a materiality analysis using qualitative and quantitative factors as discussed at length in our response letter dated March 16, 2006. As that analysis revealed, the adjustment was not material to the balance sheet or the statements of operations on a period or cumulative basis for all prior periods presented subsequent to the acquisition date. Because the correction of this error was not material to our financial statements for any prior period, we determined it was appropriate to correct the error in the quarter ended January 1, 2006 and to disclose the correction of the error in the notes to our financial statements for the quarterly period ended January 1, 2006.

Mr. John Cash

United States Securities and Exchange Commission

April 3, 2006

Conclusion

The circumstances and facts giving rise to this error existed at the time of the acquisition. The adjustment to goodwill was not intended to extend the allocation period but to account for an immaterial correction of an error. The pay practices existed at the acquisition date but were erroneously applied when preparing the purchase price allocation. As this situation (1) does not relate to a preacquisition contingency subject to the allocation period limit and (2) relates to the correction of an error at July 7, 2004, which we determined not to be material to our prior period financial statements, we do not believe it is appropriate to revise our financial statements for the fiscal quarter ended January 1, 2006.

Please let us know if we may clarify our response or provide additional information.

Cordially,

/s/ Kevin C. Kern
Kevin C. Kern
Vice-President, Administration
Chief	Financial Officer

Cc:	Dale Welcome, Staff Accountant
John Hartz, Senior Assistant Chief Accountant